UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*
_____________________
PBF Logistics LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
69318Q104
(CUSIP Number)
Trecia M. Canty, Esq.
Senior Vice President, General Counsel & Corporate Secretary
PBF Energy Inc.
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054
(973) 455-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 28, 2019
(Date of Event which Requires Filing of this Statement)
_____________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 69318Q104

1.	Name of Reporting Person: PBF Energy Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 29,953,631 (1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 29,953,631 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,953,631 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 54.1%(1)
14.	Type of Reporting Person: CO, HC

1.	Based upon 55,348,821 Common Units issued and outstanding as of February 28, 2019, based on information from the Issuer.

2.
PBF Energy Inc. is the sole managing member of PBF Energy Company LLC (“PBF LLC”) and operates and controls all of PBF LLC’s business and affairs and consolidates the financial results of PBF LLC, which directly owns all of the Common Units.

CUSIP No.: 69318Q104

1.	Name of Reporting Person: PBF Energy Company LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 29,953,631 (1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 29,953,631 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,953,631
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 54.1%(1)
14.	Type of Reporting Person: OO

1.	Based upon 55,348,821 Common Units issued and outstanding as of February 19, 2019, based on information from the Issuer.

Note: This Schedule 13D amends the Schedule 13G filed by PBF Energy Inc. pursuant to Rule 13d-1(d) under the Act on February 11, 2015, as amended on December 31, 2015.
Item 1.Security and Issuer
This Schedule 13D relates to the common units represented limited partner interests (“Common Units”) of PBF Logistics LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is located at One Sylvan Way, Second Floor, Parsippany, New Jersey, 07054.
Item 2.    Identity and Background

(a)	and (f) This Schedule 13D is being filed by the following (collectively, the “Reporting Persons”):
(i) PBF Energy Inc. (“PBF Energy”), a Delaware corporation that is the sole managing member of PBF Energy Company LLC (“PBF LLC”), owns approximately 99.0% of the economic interests in PBF LLC (as of December 31, 2018) and operates and controls all of PBF LLC’s business and affairs and consolidates the financial results of PBF LLC and its subsidiaries. PBF Energy also indirectly owns a non-economic general partner interest in the Issuer through PBF Logistics GP LLC, a wholly owned subsidiary of PBF LLC. The name of each director and executive officer of PBF Energy, and each individual’s principal occupation and citizenship, is set forth on Schedule I to this Schedule 13D.

(ii)	PBF LLC, a Delaware limited liability company that is managed by PBF Energy.

(b)	The business address of PBF Energy and PBF LLC and each person listed in Schedule I is One Sylvan Way, Second Floor, Parsippany, New Jersey, 07054.

(c)
PBF Energy is a holding company whose primary asset is an equity interest in PBF LLC. PBF LLC acts as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through, its subsidiaries. PBF Energy, through its subsidiaries, is one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, lubricants and other petroleum products in the United States.

(d)	Within the last five years, none of PBF Energy, PBF LLC, nor, to the best of the Reporting Persons’ knowledge, any person named in Schedule I has been convicted in any criminal proceedings.

(e)
Within the last five years, none of PBF Energy, PBF LLC, nor, to the best of the Reporting Persons’ knowledge, any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration
PBF LLC initially acquired 74,053 Common Units and 15,886,553 subordinated units in the Issuer’s initial public offering that closed on May 14, 2014. PBF LLC acquired an additional 589,536 Common Units as partial consideration for PBF LLC’s contribution of all of the equity interests in an entity, which assets consisted solely of a heavy crude unloading rack, on September 30, 2014. PBF LLC acquired an additional 620,935 Common Units as partial consideration for PBF LLC’s contribution of all of the equity interests in an entity, which assets consisted primarily of a tank farm and related facilities, on December 11, 2014. PBF LLC acquired an additional 1,288,420 Common Units as partial consideration for PBF LLC’s contribution of all of the equity interests in two entities, whose assets consisted of a products pipeline, truck rack and related facilities, on May 14, 2015. On June 1, 2017, the requirements under the Issuer’s Second Amended and Restated Partnership Agreement, dated as of September 15, 2015, for the conversion of all subordinated units into Common Units were satisfied and the subordination period ended, resulting in the 15,886,553 outstanding subordinated units held by PBF LLC being converted on a one-for-one basis into Common Units. On July 31, 2018, PBF LLC acquired an additional 1,494,134 Common Units as consideration for PBF LLC’s contribution of all of the equity interests in entities owning certain development assets. On February 13, 2019, the Issuer entered into an Equity Restructuring Agreement (the “Equity Restructuring Agreement”) with PBF Logistics GP LLC and PBF LLC.
In accordance with the terms of the Equity Restructuring Agreement, effective as of February 28, 2019, the Issuer’s Incentive Distribution Rights (as defined in the Equity Restructuring Agreement) held by PBF LLC were converted into 10,000,000 newly issued Common Units of the Issuer and the Incentive Distribution Rights ceased to exist.
The foregoing description of the Equity Restructuring Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8‑K filed with the Securities and Exchange Commission on February 14, 2019, which is incorporated in its entirety in this Item 3.
Item 4.    Purpose of Transaction
The response to Item 3 of this Schedule 13D is incorporated herein by reference.
The purpose of the acquisition by PBF LLC of the Common Units is for general investment purposes.
The Issuer is managed and operated by the board of directors and executive officers of PBF Logistics GP LLC, its general partner (the “General Partner”). PBF LLC owns all of the membership interests in the General Partner and has the right to appoint the entire board of directors of the General Partner. Accordingly, the General Partner is an indirect wholly owned subsidiary of PBF Energy and PBF Energy may be deemed to indirectly beneficially own the securities held by the General Partner.
The Reporting Persons may, from time to time, retain or sell all or a portion of the Common Units or acquire additional Common Units in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Units; general market and economic conditions; legal and regulatory matters; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5.    Interest in Securities of the Issuer

(a)
and (b) The information provided in Items 7 through 11 and Item 13 of the cover pages to this Schedule 13D is incorporated herein by reference. No individual member of the board of directors of PBF Energy or executive officer of PBF Energy (each listed on Schedule I to this Schedule 13D) is deemed to hold any beneficial ownership in the Common Units held by PBF LLC. The number and percentage of Common Units held by each director and executive officer of PBF Energy is set forth on Schedule I to this Schedule 13D and is incorporated herein by reference.

(c)
Except as set forth in Item 3 of this Schedule 13D, none of PBF LLC nor PBF Energy has effected any transactions in the Issuer’s Common Units within the past 60 days and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule I has effected any transactions in the Issuer’s Common Units within the past 60 days.

(d)
Neither PBF Energy nor PBF LLC have any knowledge of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units held in the name of PBF LLC and reported herein.

(e)	Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The response to Item 3 of this Schedule 13D is incorporated herein by reference.
The General Partner, as the sole general partner of the Issuer, and PBF LLC, as an initial limited partner of the Issuer, are party to the Third Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 13, 2019 (the “Partnership Agreement”). Among other things, the Partnership Agreement sets forth the rights and obligations of the parties thereto with respect to distributions of cash, allocation of profits and losses, and voting rights. Subject to the terms and conditions of the Partnership Agreement, the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any Common Units that they hold.
Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (the “GP LLC Agreement”), PBF LLC has the right to designate or elect the members of the board of directors of the General Partner.
References to, and descriptions of, the Partnership Agreement and the GP LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8‑K filed with the Commission on February 14, 2019 and the GP LLC Agreement filed as Exhibit 3.2 to the Partnership’s Current Report on Form 8‑K filed with the Commission on May 14, 2014, respectively, which are incorporated in their entirety in this Item 6.
Item 7.    Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement.

2	Equity Restructuring Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8‑K filed on February 14, 2019).

3
Third Amended and Restated Agreement of Limited Partnership of PBF Logistics LP dated as of February 13, 2019 (incorporated by reference herein to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-36446) filed on February 14, 2019).

4
First Amended and Restated Limited Liability Company Agreement of PBF Logistics GP LLC dated May 14, 2014 (incorporated by reference herein to Exhibit 3.2 to the Current Report on Form 8-K (File No. 001-36446) filed on May 14, 2014).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2019		PBF Energy Inc.

	By:	/s/ Trecia Canty
	Name:	Trecia Canty
	Title:	Senior Vice President, General Counsel

PBF Energy Company LLC

	By:	/s/ Trecia Canty
	Name:	Trecia Canty
	Title:	Senior Vice President, General Counsel

Schedule I

Information regarding each director and executive officer of PBF Energy Inc. is set forth below.

PBF Energy Inc.
Name	Principal Occupation	Citizenship	Number of Common Units	Percentage of Common Units Outstanding
Directors
Thomas J. Nimbley	Chairman and Chief Executive Officer PBF Energy Inc.	U.S.	143,750	<0.5%
Spencer Abraham	Chief Executive Officer and Chairman The Abraham Group	U.S.	0	-
Wayne A. Budd	Senior Counsel Goodwin Procter LLP	U.S.	0	-
S. Eugene Edwards	Retired Executive Vice President and Chief Development Officer Valero	U.S.	1,000	<0.5%
William E. Hantke	Retired Executive Vice President and Chief Financial Officer Premcor, Inc.	U.S.	0	-
Edward F. Kosnik	Retired President and Chief Executive Officer Berwind Corporation	U.S.	0	-
Robert J. Lavinia	Retired Chief Executive Officer Petroplus Holdings AG	U.S.	11,600	<0.5%
Kimberly S. Lubel	Retired Chairman, Chief Executive Officer and President CST Brands, Inc.	U.S.	0	-
George E. Ogden	Independent Refining and Marketing Consultant	U.S.	9,171	<0.5%
Executive Officers
Thomas J. Nimbley	Chairman and Chief Executive Officer	U.S.	143,750	<0.5%
Matthew C. Lucey	President	U.S.	50,000	<0.5%
C. Erik Young	Senior Vice President, Chief Financial Officer	U.S.	22,672	<0.5%
T. Paul Davis	President, Western Region	U.S.	25,617	<0.5%
Thomas L. O’Connor	Senior Vice President, Commercial	U.S.	22,512	<0.5%
Trecia Canty	Senior Vice President, General Counsel	U.S.	15,783	<0.5%
Herman Seedorf	Senior Vice President, Refining	U.S.	32,401	<0.5%